December 2011 Pricing Sheet dated December 27, 2011 relating to Free Writing Prospectus dated December 5, 2011 Registration Statement No. 333-158385 Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities due December 28, 2012
Based on the Performance of the Common Stock of JPMorgan Chase & Co.
PRICING TERMS – December 22, 2011
Issuer:	HSBC USA Inc.
Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Aggregate principal amount:	$10,238,660
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	December 22, 2011
Original issue date:	December 28, 2011 (3 business days after the pricing date)
Maturity date:	December 28, 2012, subject to adjustment as described in the accompanying underlying supplement no. 4
Early redemption:
If, on any of the first three determination dates, the determination closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing price:
The closing price of the underlying shares on any determination date other than the final determination date, as determined by the calculation agent, and as adjusted by the calculation agent as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying underlying supplement no. 4.

Contingent quarterly payment:
•  If, on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.3580 (3.58% of the stated principal amount) per security on the related contingent payment date.
•  If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	March 23, 2012, June 25, 2012, September 25, 2012 and December 24, 2012 (the final determination date), each subject to adjustment as described in the accompanying underlying supplement no. 4.
Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final share price is less than the downside threshold level:	$10 x the share performance factor
Downside threshold level:	$28.77, which is equal to approximately 75% of the initial share price
Initial share price:	$38.35, which was the closing price of one underlying share on the pricing date, as determined by the calculation agent
Final share price:
The closing price of one underlying share on the final determination date, as determined by the calculation agent, and as adjusted by the calculation agent as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying underlying supplement no. 4.

Share performance factor:	final share price / initial share price
CUSIP:	40433K884
ISIN:	US40433K8844
Listing:	The securities will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest)” in the accompanying free writing prospectus dated December 5, 2011.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1) (2)	Proceeds to Issuer
Per security	$10.00	$0.15	$9.85
Total	$10,238,660	$153,579.90	$10,085,080.10
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.95 per security.  Please see “Syndicate Information” on page 7 of this pricing supplement for further details about the applicable price to public and agent’s commissions.

(2)
HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.15 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $0.15 for each note they sell.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying free writing prospectus dated December 5, 2011.

You should read this document together with the free writing prospectus describing the offering and the related underlying supplement no. 4, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
The free writing prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000114420411068399/v242392_fwp.htm
The underlying supplement no. 4 at: http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm
The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

December 2011